                                                               File No. 811-3722



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

          A.   Exact name of Trust:

               EQUITY OPPORTUNITY TRUST,
               DIVIDEND INCOME VALUE STRATEGY SERIES 2003B

          B.   Name of Depositor:

               UBS PAINEWEBBER INCORPORATED

          C. Complete address of Depositor's principal executive office:

               UBS PAINEWEBBER INC.
               1285 Avenue of the Americas
               New York, New York 10019

          D.   Name and complete address of agents for service:


               UBS PAINEWEBBER INC.
               Attention:  Ms. Christine Tripi
               1285 Avenue of the Americas
               New York, New York 10019


               copy to:
               CARTER LEDYARD & MILBURN LLP
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street,
               New York, NY 10005


          E.   Title and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

          F. Proposed maximum aggregate offering price to the public of the securities being registered:

               Indefinite

          G.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT

               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            EQUITY OPPORTUNITY TRUST,
                  DIVIDEND INCOME VALUE STRATEGY SERIES 2003B


                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)


Form N-8B-2                            Form S-6
Item Number                                                   Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                                                  Front Cover
    (b) Title of securities issued

2.  Name and address of Depositor                                      Back Cover

3.  Name and address of Trustee                                        Back Cover

4.  Name and address of principal                                      Back Cover
    Underwriter

5.  Organization of Trust                                              Nature of Trust

6.  Execution and termination of                                       Nature of Trust
    Trust Agreement                                                    Termination of the Trust

7.  Changes of name                                                    *

8.  Fiscal Year                                                        *

9.  Litigation                                                         *

                      II. General Description of the Trust
                                    and Securities of the Trust

10. General Information regarding                                       Summary of Portfolio
    Trust's Securities and Rights                                       Rights of  Unitholders

* Not applicable, answer negative or not required.



    (a) Type of Securities                                    Creation of Trust
        (Registered or Bearer)

    (b) Type of Securities                                    Creation of Trust
       (Cumulative or Distributive)

    (c) Rights of Holders                                     Rights of Unitholders; Essential Information;
                                                              Redemption;
                                                              The Trust; Reinvestment

    (d) Rights of Holders as to                               Secondary Market for
        conversion, transfer, etc.                            Units, Exchange Option; Conversion Option

    (e) Rights of Trust issues                                *
        periodic payment plan
        certificates

    (f) Voting rights as to Secu-                             Rights of Unitholders
        rities, under the Indenture

    (g) Notice to Holders as to
        change in :

        (1) Assets of Trust                                   Amendment of the Indenture
        (2) Terms and Conditions                              Supervision of Trust
            of Trust's Securities                             Investments
        (3) Provisions of Trust                               Amendment of the Indenture
        (4) Identity of Depositor                             Administration of the
            and Trustee                                       Trust

    (h) Consent of Security Holders
          required to change

        (1) Composition of assets                             Amendment of the Indenture
            of Trust
        (2) Terms and conditions                              Amendment of the Indenture
            of Trust's Securities
        (3) Provisions of Indenture                           Amendment of the Indenture
        (4) Identity of Depositor                             Administration of the
            and Trustee                                       Trust


11. Type of securities comprising                             *
     periodic payment certificates

----------
*Not applicable, answer negative or not required.





12. (a) Load, fees, expenses, etc.                            Public Offering Price of Units;
                                                              Fees and Expenses of

    (b) Certain information regard-                                *
        ing periodic payment
        certificates

    (c) Certain percentages                                             *

    (d) Certain other fees, etc.                              Expenses of the Trust
        payable by holders

    (e) Certain profits receivable                            Public Offering Price of
        by depositor, principal                               Units;
        underwriters, trustee or                              Public Offering of Units
        affiliated persons

    (f) Ratio of annual charges                               *
        to income

13. Issuance of trust's securities                            Nature of the Trust
                                                              Public Offering of Units

14. Receipt and handling of                                   *
    payments from purchasers

15. Acquisition and disposition of                            The Trust; Essential Information;
 underlying securities                                        Redemption


16. Withdrawal or redemption                                  Redemption

17. (a) Receipt and disposition of                            Distributions to Unitholders
        income
    (b) Reinvestment of                                       Reinvestment
        distributions
    (c) Reserves or special fund                              *
    (d) Schedule of distribution                              Distributions to  Unitholders

18. Records, accounts and reports
to Unitholders                                                Administration of the Trust

*Not applicable, answer negative or not required.


19. Certain miscellaneous                                     Administration of the
    provisions of trust agreement                             Trust

20. Loans to security holders                                 *

21. Limitations on liability                                  Limitation of Liabilities

22. Bonding arrangements                                      Included in Form N-8B-2

23. Other material provisions of                              *
    trust agreement

                III.  Organization Personnel and
                       Affiliated Persons of Depositor

24. Organization of Depositor                                 Sponsor

25. Fees received by Depositor                                Public Offering Price of
                                                                       Units; Fees and Expenses; The Trust
26. Business of Depositor                                     Sponsor

27. Certain information as to                                 Sponsor
    officials and affiliated
    persons of Depositor

28. Voting securities of  Depositor                           *

29. Persons controlling Depositor                             Sponsor

30. Payments by Depositor for                                 *
    certain other services trust

31. Payments by Depositor for                                 *
    certain other services
    rendered to trust

32. Remuneration of employees of                              *
    Depositor for certain services
    rendered to trust

33. Remuneration of other persons                             *
    for certain services rendered
    to trust
*Not applicable, answer negative or not required.


         IV.  Distribution and Redemption of Securities

34. Distribution of trust's                                   Public Offering of Units
    securities by states

35. Suspension of sales of trust's                            *
    securities

36. Revocation of authority to                                *
    distribute

37. (a) Method of distribution                                Public Offering of Units
    (b) Underwriting agreements                               *
    (c) Selling agreements                                    *

38. (a) Organization of principal                             Sponsor
        underwriter
    (b) N.A.S.D. membership of                                Sponsor
        principal underwriter

39. Certain fees received by                                  Public Offering Price of
    principal underwriter                                     Units

40. (a) Business of principal                                 Sponsor
        underwriter
    (b) Branch officers of                                    *
        principal underwriter
    (c) Salesman of principal                                 *
        underwriter )

41. Ownership of trust's securities                           *
    by certain persons

42. Certain brokerage commissions                             *
    received by principal
    underwriter

43. (a) Method of valuation                                   Public Offering Price
                 Units
    (b) Schedule as to offering                               *
        price
    (c) Variation in offering                                 Public Offering
        price to certain persons                              Units

44. Suspension of redemption rights                           *

----------
*Not applicable, answer negative or not required.







45. (a) Redemption valuation                                  Redemption;
    (b) Schedule as to redemption                             *
        price

       V.  Information concerning the Trustee or Custodian

46. Maintenance of position in                                Secondary Market for Units
    underlying securities                                     Redemption of Units by
                                                              Trustee
                                                              Evaluation of the Trust

47. Organization and regulation of                            Administration of the
    Trustee                                                   Trust ; Trustee

48. Fees and expenses of Trustee                              Fees and Expenses; Trustee

49. Trustee's lien                                            Trustee


 VI.  Information concerninq Insurance of Holders of Securities

50. (a) Name and address of                                   *
        Insurance Company
    (b) Type of policies                                      *
    (c) Type of risks insured and                             *
        excluded
    (d) Coverage of policies                                  *
    (e) Beneficiaries of policies                             *
    (f) Terms and manner of                                   *
        cancellation
    (g) Method of determining                                 *
        premiums
    (h) Amount of aggregate                                   *
        premiums paid
    (i) Who receives any part of                              *
        premiums
    (j) Other material provisions                             *
        of the Trust relating to  insurance  *
----------
*Not applicable, answer negative or not required.




                   VII.  Policy of Registrant

51. (a) Method of selecting and                               The Trust; Essential Information; Acquisition of
        Securities
        eliminating securities from the Trust
    (b) Elimination of securities                             *
        from the Trust
    (c) Policy of Trust regarding                             The Trust; Essential Information; Administration of
                                                              the Trust
        substitution and elimination
        of securities
    (d) Description of any funda-                             Administration of
        mental policy of the Trust                            the Trust; Objectives

52. (a) Taxable status of the Trust                           Tax status of the Trust
    (b) Qualification of the Trust                            Tax status of the Trust
        as a mutual investment  company

          VIII.  Financial and Statistical Information

53. Information regarding the                                 *
    Trust's past ten fiscal years

54. Certain information regarding                             *
    periodic payment plan certificates

55. Certain information regarding                             *
    periodic payment plan certificates

56. Certain information regarding                             *
    periodic payment plan certificates

57. Certain information regarding                             *
    periodic payment plan certificates

58. Financial statements                             Statement of  Net Assets;
   (Instruction 1(c) to Form S-6)   )                Schedule of Investments
----------
*Not applicable, answer negative or not required.

                  UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d)of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                   Subject to completion dated March 31, 2003

                            EQUITY OPPORTUNITY TRUST,
                         DIVIDEND INCOME VALUE STRATEGY
                                  SERIES 2003B

                                           A "UNIT INVESTMENT TRUST"


     The attached final prospectus for Equity Opportunity Trust, Dividend Income Value Strategy, Series 2003A is hereby used as a preliminary prospectus for Equity Opportunity Trust, Dividend Income Value Strategy, Series 2003B. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and a summary of information regarding the characteristics of securities to be deposited in this Series is not now available since each Series has a unique portfolio. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of the effectiveness of the registration statement relating to units of this Series.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

                        Prospectus dated January 23, 2003
                        contained in File No. 333-101833
                             is hereby incorporated
                                  by reference.

              CONTENTS OF REGISTRATION STATEMENT


     This registration statement comprises the following documents:

     The facing sheet.
     The Prospectus.
     The Undertaking to file reports.
     The signatures.

     Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to other reports or registration statements filed by UBS PaineWebber Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, and are incorporated herein by reference to such reports.


     1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1998, as amended, between UBS PaineWebber Inc., Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697 and filed on July 29, 1998 and
          Exhibit 9 in File No. 333-87820 filed on June 25, 2002 and Exhibit 8 in File No. 333-101833 filed on January 23, 2003).

     2. Ex.-99.A2 - Copy of Trust Indenture and Agreement between UBS PaineWebber Inc., Depositor, and Investors Bank & Trust Company, as Trustee incorporating by reference Standard Terms and Conditions of Trust, as amended, as referenced above.

     3. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust referenced above).

     4. Ex. -99.A6 - Restated Certificate of Incorporation of UBS PaineWebber Inc., dated June 11, 1991 (incorporated by reference to Exhibit 1.7 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241), filed on July 7, 1996).

     The following exhibits to be supplied by amendment:

     1. Ex.99.A2 Copy of Trust Indenture and Agreement between

UBS PaineWebber Inc., Depositor, Investors Bank & Trust Co. as Trustee incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998, as amended and referenced above.

     2. Ex.99.A5 Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

     3. Ex.99.2 Opinion of Counsel as to legality of securities being registered.

     4. Ex.99.C2 Consent of Ernst & Young LLP, Independent Auditors.

                     FINANCIAL STATEMENTS

     1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

     2. Financial Statements of the Depositor.

     UBS PaineWebber Financial Statements incorporated by reference to Form 10-K and 10-Q, File No. 1-7367, respectively.

SIGNATURE



     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 31st day of March, 2003.


                                 EQUITY OPPORTUNITY TRUST,
                                 DIVIDEND INCOME VALUE STRATEGY SERIES 2003B
                                     (Registrant)
                                 By: UBS PaineWebber Inc.
                                 (Depositor)


                                           /s/ Christine Tripi Pasquin
                                 -----------------------------------
                                               Christine Tripi Pasquin
                                                First Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Amended Registration Statement has been signed on behalf of UBS PaineWebber Inc., the Depositor, by the following persons who constitute a majority of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 31st day of March, 2003.



UBS PAINEWEBBER INC.

     Name                                        Office
     ----                                        ------
Joseph J. Grano, Jr.         Director, Chairman & Chief Executive Officer, UBS
                             PaineWebber Inc.*

Robert H. Silver             Director, Executive Vice President, Chief Credit
                             Officer and Director, Operations, Service and
                             Systems, UBS PaineWebber Inc.***

Mark B. Sutton               Director, President, and Chief Operating Officer,
                             UBS PaineWebber Inc.*


                                  By /s/ Christine Tripi Pasquin
                                     -----------------------------------
                                     Christine Tripi Pasquin
                                     Attorney-in-fact*


--------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for File No. 333-84172.

** The Chief Credit Officer also undertakes all the duties and responsibilities of, and performs all functions of, the principal financial officer of UBS PaineWebber, Inc.